AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
NUTRISYSTEM, INC.

In accordance with the resolutions duly adopted on January 6, 2016 by the Board of Directors of NutriSystem, Inc. (the “Corporation”), Article III, Section 4 of the Corporation’s Amended and Restated Bylaws is hereby deleted and replaced in its entirety to read as follows:

“4. Removal. Except as otherwise provided in the Certificate of Incorporation, no director may be removed from office by the stockholders of the Corporation except by the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the voting power of all outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, considered for this purpose as a single class.”